Exhibit 4(c)16

Westpac Banking Corporation ABN 33 007 457 141

DAVID MORGAN Chief Executive Officer Level 27, 60 Martin Place Sydney NSW 2001 Dir Tel: 02 9226 3004 Dir Fax: 02 9226 4128 Email: dmorgan@westpac.com.au

PRIVATE & CONFIDENTIAL

6 October 2004

Rob Coombe

General Manager, Distribution

BT Financial Group

Level 2

2 Chifley Tower Square

NSW 2000

Dear Rob

I would like to formally offer you a position on Westpac’s Group Executive Team, on the terms set out below and those contained in the attached Executive Employment Agreement.

1.                                      Date Of Commencement

Your date of commencement will be at a mutually agreeable date and will be no later than 1 March 2005.

2.                                      Position And Duties

Your role will be that of Group Executive, BT Financial Group, which will report to me.

We will work together to clarify and agree the scope of your responsibilities in a way that meets our mutual objectives. Because of the dynamic nature of the industry and our commitment to developing our key people, the scope of the role may change over time. Westpac has the right to change your duties or reporting lines, or transfer you to another location or position, provided that it is reasonably comparable to your current position.

3.                                      Fixed Remuneration

Fixed Package and Employer Superannuation

Your Fixed Package will be $550,459 per annum.

In addition to your Fixed Package, Westpac will make superannuation contributions on your behalf to the BT Lifetime Super - Employer Plan

The current value of these benefits is 9% of your Fixed Package.

Flexible Choice Benefits

You may select a number of non-cash benefits, such as vehicles or additional superannuation, from your Fixed Package in lieu of cash salary. The value of these non-cash benefits can be up to a maximum of 40% of your Fixed Package. Any Fringe Benefits Tax (“FBT”) incurred will be deducted from your Fixed Package. Details of these non-cash benefits are contained in the attached Executive Employment Agreement. The available benefits may be changed at Westpac’s discretion in accordance with its remuneration policy.

Distribution of Salary via a Westpac Bank Account

Your cash salary will be paid fortnightly into your nominated Westpac account.

4.                                      Variable Remuneration

In addition to your Fixed Package, you will be eligible to participate in Westpac’s Value Management Compensation Plan (“STI”) as amended by Westpac from time to time. The STI plan allows for a payment between 0% and 200%of your STI target.

Your target STI for the financial year 2004/2005 is $650,000.

In future financial years, your STI target will be set by West pac annually at the commencement of that financial year.

You may also from time to time be invited to acquire Westpac securities under Westpac’s hurdled employee equity plans (“LTI”) as amended by Westpac from time to time. Your LTI target for the 2004/2005 financial year is securities to the value of $850,000.

More information about your STI and LTI is contained in the attached Executive Employment Agreement.

Rob, I am looking forward to working with you as a key member of the Group Executive team. If you agree that this letter and the attached Executive Employment Agreement reflects our discussions and meets your expectations in terms of your appointment would you please sign the enclosed copy and return it to me. In the meantime, please contact me if there is anything further you wish to discuss.

Yours sincerely

/s/ David Morgan

I, Rob Coombe accept terms and conditions outlined in this letter and the attached Executive Employment Agreement.

/s/ Rob Coombe	8/10/2004
(signature and date)

Executive Employment Agreement

This Agreement applies to your employment as Group Executive, BT Financial Group It should be read in conjunction with the accompanying letter of offer. Where there is any conflict between the terms of this Agreement and those contained in the accompanying letter of offer, this Agreement will apply to the extent of that inconsistency.

1.                                      Employer

Your employer is Westpac Banking Corporation ABN 33 007 457 141 ( “Westpac”). On acceptance of this offer, your employment with BT Financial Group Pty Ltd (“BTFG”) will terminate by agreement immediately before you commence employment with Westpac. On joining Westpac, your previous continuous service with BTFG and the Principal Group will be recognised for the purpose of all service-related benefits. Accordingly, your leave balances will transfer to Westpac at the time you become a Westpac employee.

For the purposes of this Agreement, Westpac and the Westpac Group means Westpac Banking Corporation and its related bodies corporate (as defined in the Corporations Act, 2001).

2.                                      Core Business Values

Our set of core values provide the basis for how we go about our business of being a great Australian company. At Westpac our core business values are:

•                  Teamwork

•     Integrity

•                  Performance.

These values shape our decisions and our relationships with all our key stakeholders including customers, shareholders, the community and employees.

3.                                      Fixed Package

Fixed Package

Your Fixed Package is set out in your offer letter.

In addition to your Fixed Package, Westpac will make superannuation contributions on your behalf to the BT Lifetime Super - Employer Plan.

The current value of these contributions is 9% of your Fixed Package.

Flexible Choice Benefits

The following non-cash benefits may be selected from your Fixed Package in lieu of cash salary. The value of these non-cash benefits can be up to a maximum of 40% of your Fixed Package. Any Fringe Benefits Tax (“FBT”) incurred will be deducted from your Fixed Package. The remaining amount of your Fixed Package (after the value of non-cash benefits and FBT have been deducted) will be paid to you as salary.

The following non-cash benefits are currently available, however the available benefits may be changed at Westpac’s discretion in accordance with its remuneration policy.

Employee Superannuation Contributions

You may elect to make nominated contributions to the BT Lifetime Super - Employer Plan. from your Fixed Package.  These contributions (plus contributions tax) will be deducted from your Fixed Package on a pre-tax basis.

Motor Vehicle

You will be entitled to package two motor vehicles under a novated lease arrangement.  The total running costs (which include lease payments, petrol, insurance, FBT and registration) will be deducted from your Fixed Package on a pre-tax basis.  Details of the cost will be provided to you on or shortly after your commencement.

Parking

If you wish to include car parking in your package, Westpac will provide a parking space at its premises.  The notional value, inclusive of FBT, will be deducted from your Fixed Package on a pre-tax basis.  Details of the cost will be provided to you on or shortly after your commencement.  Please note that car parking is subject to availability and this benefit may be withdrawn at any time.

Other items

Other non-cash benefits, such as child-care and personal computers, may be available to you from time to time.  As with the other non-cash benefits, the total cost of these benefits will be deducted from your Fixed Package.

4.                                      Variable Remuneration

Short Term Incentive

You will be eligible to be considered for an annual performance bonus. The current Short Term Incentive (“STI”) plan allows for a range of payment between 0% and 200% of your target depending on individual and group business reports.

Your STI target for this financial year (if any) is set out in your offer letter. In future financial years, your STI target, if any, will be set by Westpac annually at the commencement of that financial year.

If your actual STI exceeds 100% of your target STI, Westpac may defer payment of the portion of the STI which exceeds 100% of your target STI for up to three financial years.  If this occurs, a portion of the deferred payment will become due in each subsequent financial year.  Interest, at a rate determined by Westpac, will be applied to the balance outstanding each financial year and paid to you at the end of that financial year.  The terms of the deferral will be determined by Westpac and provided to you at the time the deferral is made.  In circumstances determined by Westpac, any unpaid deferred payment (including interest) may be forfeited.

Westpac may, in its discretion, choose to vary, discontinue or replace its STI plans.  Further, all payments under the STI plan are made at Westpac’s complete discretion.  Westpac may exercise this discretion and elect not to pay you any STI in any year.

Long Term Incentive

You will also be eligible to participate in Westpac’s hurdled employee equity plans as amended by Westpac from time to time.  The decision to extend an invitation to you to participate and, if you accept the invitation, the number of securities to be granted to you, are both at the discretion of the Westpac Board or its authorised delegate.  Any securities allocated to you will be subject to performance hurdles which will determine the number of securities to which, subject to the Plan rules, you will become entitled.  An explanation of the equity schemes and a summary of the plan rules will be provided to you at the time an invitation is extended.

Your LTI target for the 2004/2005 financial year is set out in your offer letter.   Your LTI target for future years, if any, will be set by Westpac.

LTI targets are valued in accordance with the Westpac valuation model as determined from time to time with the actual number dependent on your assessed personal contribution and potential, and the Group’s business results.  Irrespective of this, all grants are at the sole discretion of the Board or its authorised delegate.

Westpac may in its discretion choose to vary the terms of these equity plans, discontinue equity plans or introduce or substitute other equity plans.

5.                                      Annual Remuneration Review

Your remuneration will be reviewed annually.  Reviews will be conducted at the end of each financial year (30 September) and changes, if any, will be effective 1 January of the following year.

6.                                      Other Benefits

In addition to your Fixed Package, Westpac will also provide you with the following benefits:

Insurance                                                                                                                                           Westpac will provide you with death and total and permanent disability insurance cover of up to $600,000 in the Westpac Executive Group Life Plan.  This is in addition to any entitlement you have as a member of the BT Lifetime Super - Employer Plan..  Your coverage is subject to the policy terms and conditions.

Health Checks                                                                                                                   You will be invited to attend an annual comprehensive health check at Westpac’s expense.  This is provided as a benefit to you and the results of the health check will not be disclosed to Westpac.

Westpac Employee Advantage                          You may access Westpac’s discretionary staff benefits under the Employee Advantage Program, which may include priority customer discounts on loans and other Westpac products as well as corporate discounts on various third party goods and services covering health and lifestyle benefits and other products.   Please note that the products and services provided under the Employee Advantage Program may vary from time to time.

Private Bank                                                                                                                             If you are not already with Westpac Private Bank, we will introduce you for your personal Banking requirements.

7.                                      Minimum Shareholding Guidelines

Any grants made under Westpac’s employee equity plans are subject to the Executive Shareholding Guidelines (“Guidelines”) determined by the Remuneration Committee of Westpac’s Board from time to time.  A copy of the Guidelines is attached.

The broad principles of the Guidelines are as follows:

•                  Group Executives are currently required to hold a minimum of 60,000 Westpac shares;

•                  the minimum number of shares will be periodically reviewed;

•                  there are no time requirements placed upon Group Executives for meeting the Guidelines;

•                  it is however expected that Group Executives will aim to increase their shareholding each year with a view to reaching the required shareholding within a reasonable time.

•                  In addition, Westpac may include in its hurdled employee equity plans restrictions on participants’ ability to dispose of a proportion of any securities awarded under that plan, until such time as a participant holds the minimum number of shares set out in the Guidelines.

8.                                      Business Expenses

Westpac will reimburse you for all reasonable out of pocket expenses incurred by you on Westpac business.

9.                                      Termination

Termination and Notice Period

This Agreement and your employment with Westpac may be terminated at any time by Westpac or you giving twelve months’ written notice.   Westpac may elect to make a payment to you (based on your Fixed Package) in lieu of part or all of this notice period.

During any period of notice of termination, Westpac may direct you to perform different duties or to perform no duties and take a period of paid leave (in addition to annual and long service leave).

If you:

•                  have committed serious misconduct or a serious or persistent breach of this Agreement, or

•                  failed to satisfy the Australian Prudential Regulatory Authority’s (“APRA”) “fit and proper person” criteria; or

•                  are declared a “disqualified person” by APRA pursuant to any of its prudential standards;

Westpac may terminate this Agreement and your employment with Westpac with immediate effect and without any payment in lieu of notice.

Termination and Change in Control

If Westpac terminates your employment for reasons other than poor performance, misconduct or illness or incapacity at any time during a period of up to six months following a change in control, Westpac will, in addition to the period of notice required under this clause, pay you an additional six months’ Fixed Package.

The entitlements under this clause are in substitution for, and not addition to, the notice and severance pay entitlements contained the Westpac Employees’ Award 2002, Westpac’s Enterprise Development Agreements (“the industrial instruments”) or Westpac’s policies and procedures (and anything that replaces any of those documents).  You will be entitled to the greater of either the entitlements under this clause or under the industrial instruments or policies. The termination of this Agreement or your employment with Westpac for any reason does not affect your obligations, and Westpac’s rights, regarding confidential information and intellectual property (see clause 11 of this Agreement).

Directorships

If you are a director of Westpac or any of its subsidiaries at the time that your employment with Westpac concludes for any reason, you agree to resign immediately from that office.

Regulatory Requirements

Nothing in this clause will require Westpac to pay to you any amount that causes it to either breach its obligations or be required to obtain shareholder approval under the Corporations Act, 2001 or the Australian Stock Exchange Listing Rules or the laws and regulations of any jurisdiction that Westpac is required to comply.  Where such a payment would be required except for this clause, the amount of that payment will be reduced to the extent necessary to allow it to be made by Westpac without Westpac either breaching its obligations or being required to obtain shareholder approval under the Corporations Act 2001 or the Australian Stock Exchange Listing Rule or the laws and regulations of any jurisdiction that Westpac is required to comply.

Termination, incentive payments and employee securities

If you leave Westpac, in most cases you will forfeit your rights to deferred incentive payments and unvested employee securities. The relevant equity and incentive plan rules determine treatment of these items.

10.                               Executive Conduct

General Conduct

You are required to:

•                  Act in Westpac’s best interests and use your best endeavours to promote Westpac’s business interests

•                  Give the whole of your time, ability and attention in normal working hours, or when reasonably required outside those hours (without additional remuneration), to the business and affairs of Westpac and any other member of the Westpac Group

•                  Faithfully and diligently perform the duties and exercise the powers consistent with your position and any other responsibilities that may be assigned to you by Westpac from time to time

•                  Comply with any reasonable direction given to you by the Chief Executive Officer or the Board.

•                  Comply with the Westpac Code of Conduct and other Westpac Group policies, as amended from time to time.

•                  Disclose any business interests, activities or decisions which conflict, or appear to conflict, with your duties or responsibilities to Westpac

•                  Refrain from other business activities (including directorships) or employment without the written consent of Westpac

Maintain and disclose a register of your directorships of companies not related to Westpac

•                  Refrain from any business activity or employment outside Westpac that could involve you having dealings with a member of the Westpac Group which may establish some responsibility of that member to another party

•                  Not accept any payment or benefit in money or kind from any person or entity as an inducement or reward for any act or forbearance in connection with any matter or business transacted by or on behalf of Westpac

•                  Maintain and disclose a register of your investments that may be made available to shareholders and the Board on request

Policies

You should ensure that while you are employed with Westpac you read and at all times observe and foster compliance with the key employment policies including the:

•                  Code of Conduct

•                  Insider Trading Policy

•                  Internet Technologies Code of Use

•                  discrimination and harassment policies

•                  occupational health and safety policies

•                  media policies

•                  privacy policies

These policies are reviewed on a regular basis and amended to meet the needs of changing business circumstances.

These and other policies are located on the Westpac intranet and copies are available on request.  The Code of Conduct is attached.

Customers and employees

Your appointment to Westpac will mean that you will come into contact with market sensitive information concerning the Westpac Group, its customers and employees that is of significant commercial value. To protect this value, and in consideration for the notice provisions and payments in clause 9, we require that during your employment and for a period of six months after the termination of your employment, you will not:

•                  Solicit or entice away any director or employee of a member of the Westpac Group

•                  Directly or indirectly employ or engage any person who has during your employment by Westpac been a director or employee of, or independent contractor to, a member of the Westpac Group

•                  Solicit or entice away from a member of the Westpac Group any customer, or potential customer, with whom you have had dealings during your employment

•                  Attempt to do any of the above things.

Your obligations under this clause survive the termination of this Agreement and/or your employment with Westpac.

11.                               Confidential Information and Intellectual Property

Confidential Information

Except in performing your duties to Westpac, you must not, either before or after the termination of your employment and/or this Agreement, use, disclose or deal in securities based on any confidential information to which you are exposed, or which is disclosed to or generated by you in the course of, or in connection with, your employment, including (without limitation):

•                  information concerning the business of any member of the Westpac Group or any of its customers and any transactions in which a member of the Westpac Group or any of its customers may be or may have been concerned or interested;

•                  strategic, business or marketing plans of a member of the Westpac Group or any of its customers;

•                  any trade secret of a member of the Westpac Group or any of its customers; and

•                  customer lists and any databases or other records of a member of the Westpac Group,

provided that this information is not in the public domain, unless its reason for being public is because you have breached an obligation to a member of the Westpac Group to keep the information confidential.

You must maintain the confidentiality of your remuneration and the terms of this Agreement as a private matter between yourself and Westpac, except:

•                  to the extent that you are legally required to disclose these matters or wish to do so to obtain tax or legal advice; or

•                  in performing your duties to Westpac.

Ownership of Intellectual Property

All literary works, inventions, improvements or discoveries (Intellectual Property) conceived or created by you, alone or jointly with others, in the course of your employment with Westpac are owned by Westpac.  If requested by Westpac, you will execute any document and take any step necessary to transfer ownership of Intellectual Property to Westpac.

Use and disclosure of Intellectual Property

Except to fulfil your duties as an employee of Westpac, you must not use or disclose any Intellectual Property either during or after your employment with Westpac.

Intellectual Property of Third Parties

You must not, in the course of your employment with Westpac, act in any way which infringes the intellectual property rights of any third party, including previous employers.

Whenever you produce work in the course of your employment with Westpac which contains intellectual property owned by a third party, you must obtain all necessary consents and licences from that third party for use of that intellectual property.

Moral Rights

You consent to all acts or omissions of (or for the benefit of) the Westpac Group which would otherwise constitute a breach of any moral rights you may have in relation to any Intellectual Property or any other subject matter created by you which is connected to your employment with Westpac.

12.                               Entire Agreement

This Agreement and the attached letter of offer constitute the entire agreement between you and Westpac concerning your employment.  They set out the only conduct relied on by the parties and supersede all earlier conduct by the parties with respect to their subject matter.

13.                               Severance

If any provision of this Agreement is held to be invalid or unenforceable for any reason, it will be severable and will not affect the remaining provisions.

14.                               Governing Law

This Agreement shall be governed by the laws of the State or Territory in which you are based.  You and Westpac submit to the non-exclusive jurisdiction of the law of the State or Territory in which you are based for the purpose of determining any dispute concerning this Agreement.

15.                               Disclosure

You should be aware that the terms of your employment including this Agreement and the accompanying letter of offer may need to be disclosed to discharge legislative or corporate governance and regulatory requirements both in Australia and overseas.